

January 22, 2014

<u>Via E-mail</u>
Francis Biscan, Jr.
Chief Executive Officer
Tara Minerals Corp.
375 N. Stephanie St.
Henderson, NV 89014

      Re: **Tara Minerals Corp.**
                Form 10-K for Fiscal Year Ended December 31, 2012
                Filed April 16, 2013
                File No. 333-143512

Dear Mr. Biscan:

We issued comments to you on the above captioned filing on December 27, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 5, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact John Coleman at 202-552-3610 if you have any questions.

                            Sincerely,

                            /s/ John Reynolds

                            John Reynolds
                            Assistant Director